UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    225310101
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310101

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [    ]
                                                            (b) [ X  ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts), PF

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        [    ]


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

                                  362,000

      NUMBER OF
                        --------------------------------------------------------
        SHARES          8     SHARED VOTING POWER

     BENEFICIALLY                 4,025,800
                        --------------------------------------------------------

    OWNED BY EACH       9     SOLE DISPOSITIVE POWER

      REPORTING                   362,000
                        --------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                     4,025,800
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,387,800
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [  ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            9.52%
--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

CUSIP No.  225310101

--------------------------------------------------------------------------------
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                (b) [ X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts), PF

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                       [   ]


--------------------------------------------------------------------------------

                   United States

--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                                 25,648

      NUMBER OF
                       ---------------------------------------------------------

    BENEFICIALLY                 4,025,800
                       ---------------------------------------------------------

    OWNED BY EACH      9     SOLE DISPOSITIVE POWER

      REPORTING                  25,648
                       ---------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                     4,025,800
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,051,448
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [  ]


--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.79%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                  Items 3, 4, 5 and 7 are hereby amended as set forth below
        ----------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.
                  [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $46,108,759 of the funds of the Managed Accounts (as hereinafter defined), $1,184,109 of the personal funds of Mr. Smith and $198,131 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.


     Item 4. Purpose of Transaction.[Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, Mr. Smith beneficially owns 4,237,800 shares of Common Stock and Mr. Tryforos beneficially owns 4,026,488 shares of Common Stock in their capacity as investment manager for certain managed accounts (the "Managed Accounts"). In addition, Mr. Smith owns 150,000 shares of Common Stock for his own account and Mr. Tryforos owns 25,000 shares of Common Stock for his own account (the "Personal Shares"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), a private investment general partnership for which Mr. Smith is general partner, a private charitable foundation established by Mr. Smith, and trusts or accounts for the benefit of certain family members of Messrs. Smith and Tryforos. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts and Mr. Smith has acquired his Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer. [Items 5 (a), (b) and (c) are hereby amended so that, as amended, each shall read in its entirety as follows:]

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1997 that 46,113,115 shares of Common Stock were outstanding as of November 10, 1997) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 4,387,800 shares (9.52%); Mr. Tryforos -- 4,051,448 shares (8.79%). All of such shares are held in the Managed Accounts, except for the Personal Shares.

     (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 362,000 shares of Common Stock. Mr. Tryforos has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 25,648 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,025,800 shares of Common Stock.

     (c) Since December 29, 1997, the Reporting Persons purchased an aggregate of 1,089,840 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the Nasdaq National Market as follows:

   Number of Shares
Date of Purchase              Purchased            Price Per Share
----------------        -------------------        ---------------
12/29/97                        32,100                   $6.8444
12/30/97                        66,100                    6.7569
1/6/98                          35,000                    8.2756
1/7/98                          15,000                    8.1029
1/8/98                          25,400                    7.7784
1/9/98                          24,600                    7.8281
1/9/98                          23,000                    7.6079
1/12/98                         50,000                    7.5075
1/13/98                         15,400                    7.8484
1/14/98                         25,000                    7.8125
1/14/98                         34,000                    7.8594
1/14/98                            330                    7.8750
1/15/98                         19,500                    7.8986
1/15/98                         10,000                    7.8750
1/16/98                         10,000                    7.8750
1/16/98                         73,500                    7.8808
1/20/98                        121,000                    7.7266
1/21/98                         35,000                    7.5893
1/21/98                         18,000                    7.4028
1/22/98                         32,000                    7.6133
1/23/98                         50,000                    7.5030
1/26/98                         50,000                    7.4792
1/27/98                         92,300                    7.2990
1/27/98                         10,000                    7.3750
1/28/98                        100,000                    6.3656
1/29/98                            110                    6.5000
1/29/98                         72,500                    6.6004
1/30/98                         25,000                    6.3365

     In addition, Mr. Smith purchased the following shares in open market transactions on the Nasdaq National

Market:
12/30/97              5,000           $6.7569
12/31/97             10,000            7.9844
1/2/98               10,000            7.8125
1/5/98               10,000            7.9463
1/6/98               15,000            8.2756
1/7/98               15,000            8.1029
1/8/98               15,000            7.7784
1/9/98               15,000            7.6079
1/12/98               5,000            7.5075
1/13/98              24,600            7.8484
1/14/98              25,400            7.8125

                  In addition, Mr. Tryforos purchased 7,000 shares at a price of $7.8750 on January 14, 1998 and 18,000 shares at a price of $7.8750 on January 15, 1998.

     Item 7. Material to be Filed as Exhibits. [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     1. Agreement relating to the joint filing of Statement on Schedule 13D dated August 14, 1997 as required by Rule 13d-1(f).

     2. Agreement relating to the joint filing of Amendment No. 1 to the Statement on Schedule 13D dated December 29, 1997 as required by Rule 13d-1(f).

     3. Agreement relating to the joint filing of Amendment No. 2 to the Statement on Schedule 13D dated January 20, 1998 as required by Rule 13d-1(f).

     4. Agreement relating to the joint filing of Amendment No. 3 to the Statement on Schedule 13D dated February 2, 1998 as required by Rule 13d-1(f).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 2, 1998

                                                   /s/ Thomas W. Smith
                                                       Thomas W. Smith


                                                   /s/ Thomas N. Tryforos
                                                       Thomas N. Tryforos

                                  Exhibit Index


                                  Sequentially
                             Document Numbered Page


     1.  Agreement  relating to the joint                        *
     filing of  Statement  on Schedule 13D
     dated August 14, 1997 as required by
     Rule 13d-1(f).

     2.  Agreement  relating  to the  joint                      *
     filing  of  Amendment  No. 1 to the
     Statement on Schedule 13D dated December
     29, 1997 as required by Rule 13d-1(f).

     3.  Agreement  relating  to the  joint                      *
     filing of Amendment No. 2 to the Statement on Schedule 13D dated January 20, 1998 as required by Rule 13d-1(f).

     4.  Agreement  relating  to the  joint                      10
     filing of Amendment No. 3 to the Statement on Schedule 13D dated February 2, 1998 as required by Rule 13d-1(f).











         --------------------------
         *  Previously filed

                                    Exhibit 4


                             Joint Filing Agreement


     The undersigned agree that the foregoing Amendment No. 3 to the Statement on Schedule 13D, dated February 2, 1998, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:  February 2, 1998



                                                      /s/ Thomas W. Smith
                                                          Thomas W. Smith


                                                      /s/ Thomas N. Tryforos
                                                          Thomas N. Tryforos